UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION    -------------------------
                      Washington, D.C. 20549                 OMB APPROVAL
                                                      -------------------------
                            FORM 12b-25               OMB Number:     3235-0058
                    NOTIFICATION OF LATE FILING       Expires:     May 31, 1997
                                                      Estimated average burden
                                                      hours per response...2.50
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                                                          SEC FILE NUMBER
                                                               0-13338
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                                                            CUSIP NUMBER
                                                              456648104
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(Check One):[ ]Form 10-KSB [ ]Form 20-F [ ]Form 11-K [X] Form 10-Q [ ]Form N-SAR

   For Period Ended:        June 30, 2000
                     ----------------------------------------------------------
    Transition Report on Form 10-K              Transition Report on Form 10-Q
    Transition Report on Form 20-F              Transition Report on Form N-SAR
    Transition Report on Form 11-K
   For the Transition Period Ended:

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I -- REGISTRANT INFORMATION
          InfoAmerica, Inc.
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Full Name of Registrant

          Touch Dialogues, Inc.
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Former Name if Applicable

          5 Clover Leaf Court
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Address of Principal Executive Office (Street and Number)

          Tehachapi, California  93561
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City, State and Zip Code

                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [a ] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         [b ] The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,  11-K or Form N-SAR, or portion  thereof,
 [X] will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         [ c] The accountant's statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. SEE ATTACHMENT A


PART IV -- OTHER INFORMATION

1. Name and telephone number of person to contact in regard to this notification

                 Richard G. Lubic                    661         821-1541
       -----------------------------------------  ----------   -------------
                       (Name)                     (Area Code) (Telephone Number)


2.       Have all other periodic reports required under Section 13 or
         15(d) of the Securities Exchange Act of 1934 or Section 30 of
         the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was
         required to file such report(s) been filed? If answer is no,  YES  No
         identify report(s)                                            [X] [  ]

3.       Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal
         year will be reflected by the earnings statements to be       YES  No
         included in Yes No the subject report or portion thereof?     [ ] [X]


         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively,  and, if appropriate, state the reasons why a reasonable estimate of results cannot be made. SEE ATTACHMENT B

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                               InfoAmerica, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date  August 11, 2000                   By: /s/ Richard G. Lubic
---------------------------            -----------------------------------------
                                       Richard G. Lubic, Chief Executive Officer

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
INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized  representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's  authority to sign on behalf of the registrant shall be filed with the form.

----------------------------------------------------------- ATTENTION --------------------------------------------------------------
             Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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                                                        GENERAL INSTRUCTIONS

1.  This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities  Exchange Act of 1934.

2.  One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the
    Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.  A manually  signed copy of the form and amendments  thereto shall be filed with each national  securities  exchange on which any class of securities of the registrant is registered.

4.  Amendments  to the  notifications  must also be filed on form 12b-25 but need not restate  information  that has been  correctly furnished. The form shall be clearly identified as an amended notification.

5.  ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of
    Regulation S-T.

                                  ATTACHMENT A

PART III - NARRATIVE

The Registrant's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2000 (the "Report") could not be filed within the prescribed time period because the Registrant has devoted substantial time and effort to recent business matters affecting the Registrant, thereby delaying completion of the Report. As a result, the Registrant has not been able to finalize the Report for the quarter ended June 30, 2000.